FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of October 2012

SANTANDER UK PLC
(Translation of registrant's name into English)

2 Triton Square, Regent’s
Place, London NW1 3AN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

SANTANDER UK PLC
Quarterly Management Statement, 25 October 2012

The information contained in this Quarterly Management Statement, and other data set out in the Appendices, is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reports’.

Santander UK plc – Results for nine months ended September 2012
Supporting UK businesses – 20% increase in SME customer lending

“I am pleased to report a 4% increase in profit before tax to £1,098 million for the 9 months ended 30 September 2012.

We have consistently supported small businesses in the UK and over the last three years our lending to SMEs has grown by an average of more than 20% per annum. We completed the first growth capital loans through our Breakthrough programme, which offers funding, support and expert advice to the UK’s fast-growth entrepreneurial smaller companies as we strive to become the SME ‘Bank of Choice’. We welcome the UK Government’s Funding for Lending Scheme, and have participated in the first tranche of funds which we are using to continue to grow our lending to UK companies.

Our retail strategy is to offer good value, simple and transparent products and to develop primary banking relationships with our customers. Santander UK now has more than one million retail customers with current accounts or credit cards within the 1|2|3 World family of products. We also had a very strong 2012 ISA campaign, with 1.2 million ISA accounts opened so far this year. We made progress in our ambition to be a leading bank in customer service and our efforts were evident in the reduction in complaints to the Financial Ombudsman Service.

Our decision not to extend again the long-stop date for our planned acquisition from The Royal Bank of Scotland Group was due to the ongoing delays and our concern that the continued uncertainty regarding timing was not in the best interests of customers or staff. Our overriding obligation is to our existing and prospective customers and we have acted to protect their best interests.
The strength of our balance sheet, with a Core Tier 1 ratio of 12.8%, leaves us well positioned to continue our transformation into a full service UK bank serving the financial needs of individuals, families and businesses.”
Ana Botín, Chief Executive Officer

Financial Highlights (9 months ended 30 September 2012 v 2011)
▪ Profit before tax of £1,098m, ahead 4% (a).
▪ Strong cost management discipline held costs flat, despite inflation and £490m three year business investment programme.
▪ Return on tangible book value of 11%.
▪ A robust balance sheet: Core Tier 1 Capital ratio of 12.8%; improved loan to deposit ratio of 129% from 132% at September 2011.

Business Highlights (9 months ended 30 September 2012)
▪ Current account balances increased by £2.4bn, growth of 20%; evidence of the profound transformation of our business.
▪ Some 200,000 additional primary bank account customers new to Santander UK to date in 2012. More than 600,000 1|2|3 Current Accounts and 600,000 1|2|3 Credit Cards opened since launch.
▪ Strong, targeted retail deposit inflows, including a successful cross tax year ISA campaign with net inflows of almost £9bn. Focus on gathering deposits with an associated customer relationship will continue.
▪ Gross mortgage lending of £11.5bn, with 22% of loans to first time buyers.
▪ SMEs lending up 20%. Seven new regional Corporate Business Centres, bringing the total to 35.
▪ Continued focus on improving the customer experience. Santander UK the only bank to see a fall in Financial Ombudsman Service (‘FOS’) complaints in H1 2012 compared to H2 2011. Banking complaints to FOS down 32% in the first half of 2012.

a. Profit before tax for the 9 months ended 30 September 2012 and for the comparable period in 2011 included several significant items, detailed on page 6. In 2012, the net impact of these items was to increase profit before tax for 9 months ended 30 September by £87m.

Financial Highlights	Nine months ended
	30-Sep-12	30-Sep-11
	£m	£m

Profit before tax (a)	1,098	1,060
Total operating income	3,925	3,890
Cost: Income ratio (b)	52%	43%
Impairment losses on loans and advances	(850)	(412)
ROTBV (annualised)	11%	11%
RoRWA (annualised)	1.43%	1.40%
Commercial banking margin (annualised)	1.46%	1.91%

Business Activity	Nine months ended
	30-Sep-12	30-Sep-11
	£bn	£bn

Mortgage gross lending	11.5	16.8
Mortgage gross lending share	10.8%	16.3%

UK Banking net deposit flows (c)	5.6	(2.1)
Total customer net deposit flows	3.3	(2.7)
Term funding issuance	13.7	23.3

Balance Sheet	30-Sep-12	30-Sep-11
	£bn	£bn

Mortgage loans (incl. Social Housing)	167.4	172.6
Corporate Banking customer assets (d)	19.4	17.1
of which SME loans	10.2	8.5
UK Banking customer assets	188.3	191.9
UK Banking customer liabilities	139.1	134.7
Loan to deposit ratio (e)	129%	132%

Core tier 1 capital ratio	12.8%	11.3%
Total capital ratio	19.1%	20.7%

Mortgage NPLs ratio	1.65%	1.42%
Secured coverage ratio	20%	20%
Total liquid assets (f)	67	66
of which core liquid assets	40	36
Liquid asset coverage of short-term wholesale funding (g)	164%	143%

a. Profit before tax for the 9 months ended 30 September 2012 and 2011 included several significant items as outlined on page 6.
b. Excludes the gain of £705m from the capital management exercise in Q3 2012. Including this gain the cost:income ratio was 43%.
c. UK Banking consists of the Retail Banking and Corporate Banking segments.
d. Corporate Banking excludes non-core corporate portfolio and legacy assets in run-off managed in the Corporate Centre.
e. Calculated as loans and advances to customers (excl. reverse repos) divided by deposits by customers (excl. repos).
f. Total liquid assets include core liquid assets, high quality bonds and other liquid assets.
g. Calculated as core liquid assets divided by all wholesale funding maturing within 1 year.

Contacts
James S. Johnson Anthony Frost For more information contact:	Head of Investor Relations Head of UK Communications	020 7756 5014 020 7756 5536 ir@santander.co.uk

Strategic Update
Our transformation into a market-leading retail and corporate bank continues, with progress evident in all key areas. The strategy is based upon three key aims:

▪  Delivering value to our primary banking customers
Our 1|2|3 World of retail banking products has been enhanced in the third quarter of 2012 with the cashback extended to include certain travel expenditure and Santander UK mortgage repayments. In addition a number of special offers, exclusive products and discounts on Santander UK insurance products have been added to the range, delivering more value to our one million 1|2|3 World customers.

▪  Grow the SME business
Over the last three years our lending to SMEs has grown by an average of more than 20% per annum in a falling market. The continued growth of our SME business is underpinned by our extended network of regional Corporate Business Centres, a product range and capability which has grown substantially in the last two years and a commitment to high quality relationship management.

▪  Investment in technology and efficiency to further enhance the customer experience
Our programme of investment in infrastructure and processes continued to enhance the customer experience. Take up has been encouraging with almost 250,000 subscribers to text alerts, more than 500,000 downloads of the iPad app and more than 1.6 million unique visitors per month through our mobile banking applications. Alongside these investments we have initiated an extensive programme of training and development of our people to enhance capability and the customer experience. The results of these efforts are evident in the reduction of complaints to the FOS.

In early October 2012 Santander UK notified the Royal Bank of Scotland Group (‘RBS’) that Santander UK did not believe that the conditions to the transfer of the proposed acquired business from RBS to Santander UK would be satisfied by the agreed final deadline of February 2013 and that Santander UK was not willing to agree a further extension of the deadline. For Santander UK, our guiding principle throughout the transaction was for a seamless journey for customers, requiring the business to be delivered to Santander UK by RBS in a steady state. We had concluded that given delays it was not possible to complete this within a reasonable timeframe.

▪  Santander UK continues to have excellent growth prospects in the United Kingdom. It has a strong balance sheet which is well positioned to enable us to pursue growth opportunities and to continue with the diversification of our business.
▪  As part of the preparation for the RBS businesses acquisition, a considerable investment was made in building the infrastructure and product range required to become a full scale retail and commercial bank. This work will continue to support our longer term strategic goals.
▪  Within corporate and commercial banking, we will roll out the full suite of cash management products through 2013 as well as enhancing our trade finance and rate risk management capabilities. We will accelerate our plans to establish a full regional Corporate Business Centre network, building on our current base of 35 centres, whilst adding a further 250 Local Business Managers to our retail network.
▪  Our retail network offers opportunities for both growth and consolidation and this work will be accelerated building towards our goal of being represented in the top 1,500 financial centres in the United Kingdom. Reflecting our move towards a customer centric rather than product led business, we have already developed the Santander Select proposition for our more affluent customers and further customer specific propositions will be developed.

▪  Growth within both the Corporate and Retail Banking businesses will continue to be governed by our strong risk discipline as we aim to maintain the good risk characteristics seen in the recent evolution of both activities.

Credit Ratings
Santander UK remains on review for a credit ratings downgrade by the credit rating agency Moody’s. The review, announced in June 2012, follows their ongoing review of the Spanish sovereign and Banco Santander S.A.. Recently, Santander UK’s long and short term ratings have also been placed on Credit Watch Negative by Standard & Poor’s. Fitch affirmed the ratings and outlook for Santander UK in October 2012.

Santander UK remains well placed to deal with the impact of the potential downgrades to its credit ratings, with a strong balance sheet and, in particular, very high liquid asset balances. Santander UK is regulated by the FSA. It is an important part of the UK banking system, fundamentally strong and responsible for its own liquidity, funding and capital.

Balance Sheet Strength
The enhancement of our balance sheet continued in the 9 months ended September 2012 with:
▪  Action taken to manage the risks associated with higher loan to value and interest only mortgages and to reduce the balance sheet, whilst maintaining lending to UK individuals in key segments and to SMEs.
▪  Improved quality of our deposits base, generating a strong inflow of retail deposits with a customer relationship and away from short term and rate-sensitive money, a strategy we intend to continue in the coming periods.
▪  c. £14bn of medium term funding (‘MTF’) issuance in the first 9 months of 2012, well in excess of full year maturities, with only limited further funding expected to be required in the fourth quarter.
▪  Increased total liquid assets of £67bn; a strong liquidity position, well in excess of short-term funding and institutional balances. Core liquid assets of £40bn, up from £36bn at September 2011.
▪  UK balance sheet focus maintained, with minimal net exposure after collateral to periphery eurozone countries (page 16, note 1) amounting to c. 0.5% of total assets.
▪  Core Tier 1 capital ratio of 12.8%, before the interim dividend is declared.
▪  Loan to deposit ratio improved to 129%.
▪  £1bn of funding accessed under the Government’s Funding for Lending Scheme (‘FLS’) to be used to maintain Santander’s lending commitments to UK businesses.

Income Statement – Significant Items
A number of items impacted the financial results in the 9 months ended September 2012 and the 9 months ended September 2011.
▪  Capital Management Exercise (‘CME’)
In July 2012 Santander UK launched an offer to buy back certain debt capital instruments. The net impact of the purchase and crystallisation of mark to market positions on associated derivatives resulted in a pre-tax gain of £705m in non-interest income.
▪  Non-core and legacy portfolio
In September 2012 a credit provision of £335m was made following a review and full re-assessment of the assets held in the non-core corporate portfolio and legacy assets in run-off. This provision relates to assets acquired from Alliance & Leicester (in particular loans held within the shipping portfolio) as well as certain assets taken on as part of the old Abbey Commercial Mortgages book. The amount of provision raised reflects increasing losses experienced in these portfolios.
▪  Conduct remediation
In September 2012 a provision of £232m was made in relation to conduct remediation for historic customer conduct issues and in the light of an evolving regulatory environment. As previously announced, the results for the 9 months ended September 2011 were impacted by a customer remediation provision of £731m made in June 2011, relating principally to payment protection insurance (‘PPI’). No additional provision relating to PPI has been required or made to date in 2012.
▪  Charges associated with the acquisition of The Royal Bank of Scotland businesses
In early October Santander UK notified The Royal Bank of Scotland Group (‘RBS’) that it was not willing to extend the deadline for satisfaction of the conditions necessary for it to complete on the transfer of the RBS business it had previously agreed to acquire. As a result, a provision of £52m has been made to reflect costs written off on the transaction.

Summarised Consolidated Income Statement and Selected Ratios

Profit before tax was 4% higher, benefiting from the positive net impact of the significant items outlined above (capital management exercise and the provisions relating to the non-core corporate portfolio, conduct remediation and write-offs associated with the RBS transaction).

Income Statement Analysis (a)	Nine months ended
	30-Sep-12	30-Sep-11	Change
	£m	£m	£m
Net interest income	2,243	2,908	(665)
Non-interest income	1,682	982	699
Total operating income	3,925	3,890	35
Administrative expenses	(1,502)	(1,475)	(27)
Depreciation, amortisation and impairment	(182)	(207)	26
Total operating expenses excl. provisions and charges	(1,684)	(1,682)	(2)
Impairment losses on loans and advances	(850)	(412)	(439)
Provisions for other liabilities and charges	(293)	(737)	444
Total operating provisions and charges	(1,143)	(1,148)	5
Profit before tax	1,098	1,060	38
Taxation charge	(271)	(282)	11
Profit for the period	827	778	50

Performance measures
Commercial banking margin (annualised)	1.46%	1.91%
Total NPLs ratio	2.14%	1.92%
Cost to Income ratio (b)	52%	43%
ROTBV (annualised)	11%	11%

(a) Page 16, note 5.
(b) Excludes the gain of £705m from the capital management exercise in Q3 2012. Including this gain the cost to income ratio was 43%.

Income
Income up 1%, due to the significant CME gain noted previously offset by the impact of structural market conditions (primarily low interest rates and increased MTF costs).

Net Interest Income
▪  Net interest income was lower than in the equivalent period of 2011 due to the continued impact of structural market conditions and increased retail funding costs. This resulted in a narrowing of the commercial banking margin to 1.46%.
▪  Downward pressure is expected to continue, with the most significant factors being the sustained low interest rate environment and the run-off of the structural hedge. The rate of change is slowing, and the impact of the structural hedge is expected to broadly stabilise in the second half of 2013.
▪  Impact of structural market conditions and the increased cost of retail deposits have been in part mitigated by increased new lending margins on mortgages and SME loans.

Non-interest Income
▪  Excluding the impact of the significant CME, non-interest income was slightly lower than in the 9 months ended September 2011. This was largely due to lower personal current account and investments fees.
▪  There has been an uplift in fees and ancillary income from the increase in SME and other corporate lending.

Expenses
Costs were well controlled with expenses broadly unchanged from the same period in 2011, despite inflation and the ongoing investment in our business.
▪  Investment programmes continued to support the business transformation and provide the underpinning for future efficiency improvements.
▪  The cost to income ratio of 52%, excluding the income from the CME, was higher than in the first 9 months of 2011. Including the income from the CME the cost to income ratio was 43%.

Provisions and Credit Quality
Credit and other provisions were slightly higher than in the first 9 months of 2011, primarily due to the significant provisions outlined on page 6. In particular, a significant credit provision relating to the non-core corporate portfolio and legacy assets in run-off was made in September 2012 and significant conduct remediation provisions were made in September 2012 and June 2011.
▪ Credit quality in our core mortgage, retail unsecured and the corporate loan portfolios has remained good, notwithstanding some minor deterioration in older vintages of assets. Both mortgages and corporate loans written in the last three years are continuing to perform well and better than expected to date.
▪ Mortgage NPLs coverage remained at 20% in the first 9 months of 2012, consistent with end 2011.
▪ The stock of properties in possession (‘PIPs’) at September 2012 remained broadly stable at 975 cases and at only 0.06% of the book remained below the industry average (a).
▪ The unsecured retail portfolios are performing well with improved credit quality seen in UPLs and the cards business and improvements feeding through from the growth of the 1|2|3 World products.

Mortgage Non-performing Loans (‘NPLs’)
NPLs have increased in the last year due to a number of policy and reporting changes.
▪  Amendments to the classification of NPLs and to our collections and recovery policies following regulatory changes reflect a more conservative approach. While this has resulted in increased NPLs, we do not necessarily anticipate a corresponding increase in write-offs as a result of these changes.
▪  The NPLs ratio has also been adversely affected by the impact of the managed reduction of the mortgage portfolio.
▪  The underlying increase in the NPLs ratio, to 1.40% from 1.37%, has been small after taking account of these classification and policy changes above, at around 3 basis points in the 9 months of 2012.

Credit Performance	30-Sep-12	30-Sep-11	Change

Mortgages
NPLs % of assets value	1.65%	1.42%	0.23 p.p.
PIPs % of assets volume	0.06%	0.06%	0 bps
Coverage	20%	20%	(1 p.p.)
New business LTV	62%	65%	(2 p.p.)
Stock LTV indexed	52%	52%	0 p.p.

CML - mortgages only (a)
NPLs % of assets volume	1.94%	2.08%	(0.14 p.p.)
PIPs % of assets	0.12%	0.13%	(0.01 p.p.)

Corporate lending (b)
NPLs % of assets value	4.79%	4.54%	25 bps
Coverage (c)	67%	39%	28 p.p.

Total Santander UK
NPLs % of assets value	2.14%	1.92%	22 bps
Coverage (c)	46%	41%	5 p.p.

a.  As CML data at September 2012 is not available at time of publication, data at June 2012 is shown. See page 16, note 2.
b.  Corporate lending consists of Corporate Banking and non-core legacy portfolios managed in the Corporate Centre.
c.  Coverage ratios at 30 September 2012 included the impact of the credit provisions outlined on page 6.
d.  Balance Sheet

Balance Sheet Analysis	30-Sep-12	31-Dec-11	30-Sep-11
	£bn	£bn	£bn

Retail Banking	168.8	175.4	174.8
Corporate Banking	19.4	18.9	17.1
UK Banking	188.3	194.4	191.9
Corporate Centre	11.3	11.9	12.0
Customer assets	199.6	206.3	203.9
Other assets	112.9	91.3	114.2
Total Assets	312.5	297.6	318.1

Retail Banking	123.8	117.7	119.5
Corporate Banking	15.3	15.8	15.3
UK Banking	139.1	133.5	134.7
Corporate Centre	13.4	15.7	16.0
Customer liabilities	152.5	149.2	150.8
Medium-term funding	72.8	65.5	67.9
Other liabilities and equity	87.2	82.8	99.4
Total liabilities and equity	312.5	297.6	318.1

Ratios
Loan to deposit ratio (a)	129%	136%	132%
Loan to deposit ratio (incl. MTF) (b)	87%	94%	91%
Core Tier 1 Capital ratio	12.8%	11.4%	11.3%

Lending and Deposit Flows	Nine months ended
	30-Sep-12	30-Sep-11	Change
	£bn	£bn	£bn

Customer Net Lending
Retail Banking	(6.6)	(0.6)	(6.0)
Corporate Banking	0.5	2.4	(1.9)
UK Banking	(6.1)	1.8	(7.9)
Corporate Centre	(0.6)	0.0	(0.6)
Total	(6.7)	1.8	(8.5)

Customer Net Deposit Flows
Retail Banking	6.1	(3.4)	9.5
Corporate Banking	(0.5)	1.3	(1.8)
UK Banking	5.6	(2.1)	7.7
Corporate Centre	(2.3)	(0.6)	(1.7)
Total	3.3	(2.7)	(6.0)

a. Calculated as loans and advances to customers (excl. trading book reverse repos) divided by deposits by customers (excl. trading book repos).
b. Calculated as loans and advances to customers (excl. trading book reverse repos) divided by the sum of deposits by customers (excl. trading book repos) and medium term funding.

Balance Sheet Analysis
▪  Customer assets were £4.3bn lower than at 30 September 2011. Managed reductions in the retail mortgage, unsecured personal loan and non-core portfolios were partially offset by increases in SME and corporate lending. Interest only mortgages constituted almost 70% of the reduction in retail mortgage assets.
▪  Customer liabilities of £152.5bn increased relative to the year end and from September 2011, due to the highly successful cross tax year ISA campaign and growth in current account balances. Within the overall increase in deposits there was a focus on building balances with a customer relationship and away from short term and rate-sensitive money which will continue.
▪  The loan to deposit ratio of 129% was 7 percentage points better than at 31 December 2011.

Term Issuance
▪  In the first 9 months of 2012, c. £14bn of MTF was raised across a mix of sources and geographies, with only limited further funding expected to be required in the fourth quarter.
▪  The cost of MTF issuance was high compared to historic levels, but given its duration and relative cost remained an attractive and important source of funding.
▪  Despite uncertainty in the wholesale markets we continued to be able to raise funds at good rates in the first 9 months of the year, reflecting the confidence in Santander UK.

Liquidity
▪  Total liquid assets rose 21% in the 9 months year to £67bn, with core liquid assets of £40bn up from £36bn at September 2011. This strengthened the conservative liquidity position of the balance sheet.
▪  Short-term funding balances have been actively reduced as part of the process of strengthening the balance sheet, reflecting our prudent liquidity profile.
▪  Both total and core liquid assets exceed short-term wholesale funding requirements, and the coverage level of core liquid assets amounted to 164%.

Strong UK Focus
▪  Santander UK remained firmly focused on the UK with c. 99% of customer assets UK-related and c. 85% of customer assets consisting of prime residential mortgages to UK customers.
▪  Our balance sheet remains UK focused, with a minimal net exposure after collateral to eurozone periphery countries (page 16, note 1) amounting to c. 0.5% of total assets.

Segmental Performance - Retail Banking

▪  Retail Banking income was lower than in the comparable period of 2011, due to higher funding costs and the increased cost of retail deposits. These pressures were only partially offset by an increased proportion of standard variable rate mortgages and higher lending margins.
▪  Non interest income fell, affected by changes to the fee charging structure of bank accounts and lower fees from unsecured lending.

Retail Banking	Nine months ended
	30-Sep-12	30-Sep-11	Change
	£bn	£bn

Business Volumes
Mortgage gross lending(a)	11.5	16.8	(32%)
Mortgage net lending(a)	(6.1)	0.2	n.m.
UPL gross lending	0.9	1.1	(22%)
Retail deposit flows	6.1	(3.4)	n.m.
Investment sales API	1.5	2.2	(31%)

Residential retail mortgage loans	159.8	165.6	(3%)
Unsecured personal loans	2.5	3.0	(18%)
Total customer assets	168.8	174.8	(3%)
Bank account deposits	14.4	12.0	20%
Total customer liabilities	123.8	119.5	4%

Bank account openings (000s)(b)	696	649	7%
Credit card sales (000s)	488	404	21%

Market share(c)
Mortgage gross lending	10.8%	16.3%	(5.5 p.p.)
Mortgage stock	13.3%	13.9%	(0.5 p.p.)
Bank account stock(b)	9.2%	9.0%	0.1 p.p.

Mortgage and Unsecured Lending
▪  As part of a range of actions to further improve the credit quality and profitability of the mortgage book we have tightened lending criteria on higher loan to value and interest only mortgages resulting in lower gross lending.
▪  Mortgage gross lending in the first 9 months of 2012 was £11.5bn, equivalent to a market share of 10.8%, with £6.1bn negative net lending. Limited amount of new interest only lending in 2012 with an average loan to value of c. 50%.
▪  Further managed reductions in the mortgage stock and a lower market share are expected in the fourth quarter, although we will continue to take opportunities to lend at favourable margins and with a good risk profile.
▪  The proportion of new business originated through the branch and telephone channels grew as we further focused our appetite on loans with an associated customer relationship and which offers an improved risk profile.
a.  Includes Social Housing loans held within the Corporate Centre and Corporate Banking, to align with CML reporting.
b.  Bank account openings, stock and market share include personal, corporate and private banking current accounts.
c.  Page 16, note 3.

Deposits
▪  Retail deposit net inflows of £6.1bn were a result of a strong cross tax year ISA campaign and growth in current accounts, partially offset by a managed outflow of short term and rate-sensitive deposits.
▪  ISA net inflows of £8.9bn in the first 9 months of 2012.
▪  Current account balances increased by £2.4bn compared to December 2011, largely as a result of the success of the 1|2|3 Current Account.

▪  Bank account openings were up 7%, primarily due to the new 1|2|3 Current Account launched in March 2012.
▪  A managed reduction of short term and rate-sensitive deposits in the first nine months of the year is expected to continue in Q4 2012 and into 2013 as we focus on building long term banking relationships.

1|2|3 World
▪  The success of the 1|2|3 World is evident in the take-up of the proposition – more than one million customers now hold 1|2|3 Current Accounts and 1|2|3 Credit Cards.
▪  In the third quarter of 2012 the 1|2|3 World has been enhanced with several new product launches and initiatives including further cashback offers on Santander UK mortgages and rail travel expenses as well as preferential rates on selected unsecured loans and insurance products.
▪  At the heart of the 1|2|3 World is our fee paying primary current account which forms the basis of our customer driven model and is the basis for closer customer relationships.

Improvements to customer experience
▪  We continue to work on improvements to the customer experience.
▪  The total number of complaints referred to the Financial Ombudsman Service (‘FOS’) fell in the first half of 2012. Santander UK was the only bank in the UK to see a fall in total complaints compared to the previous six month period and was the bank with the lowest uphold rate.
▪  Banking complaints reported to the FOS fell by 32% in the first half of the year, although PPI complaints did increase in common with the rest of the market. Santander UK had the lowest number of PPI complaints to the FOS and also the lowest uphold rate.
▪  The focus on delivering the right outcomes for customers impacted on complaints reported to the FSA, which increased by 14%. One reason for this rise was enhanced security for our customers introduced in response to increased fraud attacks following the introduction of the Faster Payments initiative. Industry-wide growth in PPI complaints also led to an increase in overall complaints for Santander of 28%.
▪  Results from our internal monthly customer survey, Customer First, reflected the positive impact of our initiatives on customer satisfaction.

Segmental Performance - Corporate Banking

▪  Corporate Banking revenues were ahead of the same period last year, underpinned by continued strong growth in SME lending.
▪  Income benefitted from higher margins on new lending which improved underlying interest margins, and SME lending and deposits volume growth, combined with higher fee related income.

Corporate Banking	Nine months ended
	30-Sep-12	30-Sep-11	Change
	£bn	£bn

Customer Balances
Total customer assets	19.4	17.1	14%
Total customer liabilities	15.3	15.3	0%

Corporate SME (a)
SME customer assets	10.2	8.5	20%

a. Corporate Banking SME excludes SME assets held within the Corporate Centre.

▪  Corporate Banking continued to support UK businesses and has been a consistent lender in recent years while other banks have scaled back lending.
▪  Despite low demand in the SME market, balances were up 20% and with £3bn of new facilities made available in the 9 months ended September 2012.
▪  Deposits were flat compared to the same time last year despite the impact of credit rating downgrades earlier in the year and the decision to reduce short-term and price-sensitive balances.

Becoming the SMEs ‘Bank of Choice’
▪  Seven new regional Corporate Business Centres have been opened in the first 9 months of 2012 to support the development of closer relationships with our SME customers. In addition, extra local business managers and Relationship Directors, recruited in the last year, have increased our coverage and the scalability of our proposition while maintaining our award winning service to business customers.
▪  Our innovative Breakthrough programme, launched in December 2011, continued to support fast growth small companies in their development with the first growth capital loans made under this £200m initiative. Breakthrough is aimed at successful, fast-growth SMEs as they work to break through to the next level. While funding is an important part of the package the programme will also provide access to some of the best advice and talent available, including business people who have already established their own companies as market leaders on a national and global stage.
▪  The first growth capital loans have been made under our £200m Breakthrough programme. Breakthrough gives entrepreneurs access to expert advice, mentoring and practical support to aid growth, as well as access to the necessary funds. The target is to support and inspire 9,000 growth champion SMEs across the UK. So far, more than 800 SMEs have been involved in Breakthrough events and agreements made with 65 universities to place interns with SMEs. The investments made to date give SMEs the opportunity to expand and develop and will create more than 200 jobs.

Segmental Performance - Markets

Our Markets division is focused on providing value added financial services to the corporate and SME customers of Santander UK. It is structured into three main product areas: Capital Markets, Fixed Income and Equity. Capital Markets include the origination and distribution of Debt Securities. Fixed Income covers sales and trading activity for fixed income products, including foreign exchange products. Equity covers mainly equity derivatives. Equity derivatives activities include the manufacture of structured products sold to both the Group and other financial institutions who sell or distribute them on to their customers.
Markets income in the first 9 months was higher than the comparable period of 2011 largely due to a solid performance in Fixed Income despite difficult and uncertain market conditions. There was a much improved performance from the sterling derivatives business offset by lower market volumes affecting the institutional business across all asset classes.

Segmental Performance - Corporate Centre

The two main functions of the Corporate Centre are asset and liability management and the supervision of certain non-core and legacy portfolios being run-down and/or managed for value. In June 2012, certain additional portfolios were transferred to the Corporate Centre where this was felt to be more appropriate for the management of these assets and liabilities (page 16, note 4). Balances for all periods have been restated to reflect these transfers.
The loss reported in the Corporate Centre has increased compared to the comparable period, largely reflecting the higher cost of funding and the impact of lower interest rates and the run-off of the structural hedge. This has not been fully recharged to the business units.

Supplementary Information

Notes
1.  Eurozone periphery countries consist of: Greece, Ireland, Italy, Portugal, Spain and Cyprus. Spain includes Banco Santander in this disclosure.
2.  Data reproduced from statistics published by the Council of Mortgage Lenders (CML). September 2012 data is not available at the time of reporting. Information in this Quarterly Management Statement sourced from the CML has been accurately reproduced and, as far as Santander UK is able to ascertain from information published by the CML, no facts have been omitted which would render the reproduced information inaccurate or misleading.

3.  Market share of gross lending, capital repayments and mortgage stock estimated by Santander UK for each quarter or each half, having regard to individual lending data published by the Bank of England for the first two months of each quarter or the first five months of each half. Historic data is adjusted to reflect actual data published for the period. Market share of bank account stock estimated by Santander UK for each half year, having regard to market research published by CACI.
4.  The assets held within the non-core corporate portfolio are typically medium to long term arrangements primarily written via agents or intermediaries with little opportunity for growth through a development of the customer relationship. In addition, the terms of these loans are unfavourable in the current funding environment and offer little prospect for renegotiation. Our intention is to hold these assets to maturity and as such the balances will gradually decrease over time. Non core customer deposits are financial intermediary/institutional deposits which are managed centrally for liquidity purposes, most of which were previously managed within Corporate Banking or Markets.
5.  In accordance with International Financial Reporting Standards certain regulatory costs, relating to the Financial Services Compensation Scheme (‘FSCS’) and the Bank Levy, are not accrued over the year and will be recognised at the end of 2012 (Full Year 2011: £156m).
6.  Numbers in the quarterly tables following in the appendices may not sum to half year or nine month totals due to roundings.

Management Statement for Santander UK plc (‘Santander UK’) and Banco Santander, S.A. (‘Banco Santander’)
This statement provides a summary of the unaudited business and financial trends for the 9 months ended 30 September 2012. Unless otherwise stated, references to Santander UK and other general statements refer to the business results and flow analysis of Santander UK compared to the same period in 2011. Balance sheet references are to the position as at 30 September 2012, unless otherwise stated.

The results of Banco Santander for the 9 months ended 30 September 2012 are also released today and can be found at www.santander.com. The results of Santander UK are included within Banco Santander’s financial statements on a Banco Santander group reporting basis. The results of Santander UK differ to the results of the United Kingdom on a Banco Santander group reporting basis, due to different accounting treatment, consolidation adjustments and the treatment of the Banco Santander London Branch. The Banco Santander London Branch is not part of the Santander UK legal entity but is included in the Banco Santander results for the United Kingdom.

Appendix 1 – Quarterly Trends

Income Statement Analysis (a)	Three months ended
	30-Sep-12	30-Jun-12	31-Mar-12	31-Dec-11	30-Sep-11
	£m	£m	£m	£m	£m
Net interest income	685	723	836	921	927
Non-interest income	1,010	373	299	373	297
Total operating income	1,695	1,095	1,135	1,294	1,224
Administrative expenses	(493)	(507)	(502)	(520)	(490)
Depreciation, amortisation and impairment	(62)	(61)	(59)	(240)	(69)
Total operating expenses excl. provisions and charges	(554)	(568)	(561)	(759)	(559)
Impairment losses on loans and advances	(482)	(182)	(186)	(154)	(153)
Provisions for other liabilities and charges	(286)	(2)	(5)	(180)	(1)
Total operating provisions and charges	(768)	(184)	(190)	(334)	(154)
Profit before tax	372	343	383	202	511
Taxation charge	(96)	(81)	(93)	(76)	(146)
Profit for the period	277	261	289	126	365

Performance measures
Commercial banking margin (annualised)	1.35%	1.42%	1.63%	1.77%	1.80%
Total NPLs ratio	2.14%	2.04%	1.96%	1.93%	1.92%
Cost to Income ratio (b)	52%	52%	49%	59%	46%
ROTBV (annualised)	11%	11%	12%	10%	11%
(a) Page 16, note 5 and note 6.
(b) Excludes the gain of £705m from the capital management exercise in Q3 2012. Including this gain the cost:income ratio was 43%.

Appendix 1 – Quarterly Trends

Balance Sheet Analysis	30-Sep-12	30-Jun-12	31-Mar-12	31-Dec-11	30-Sep-11
	£bn	£bn	£bn	£bn	£bn

Retail Banking	168.8	172.2	175.3	175.4	174.8
Corporate Banking	19.4	19.1	18.5	18.9	17.1
UK Banking	188.3	191.3	193.7	194.4	191.9
Corporate Centre	11.3	11.6	11.7	11.9	12.0
Customer assets	199.6	202.9	205.4	206.3	203.9
Other assets	112.9	108.6	99.9	91.3	114.2
Total Assets	312.5	311.5	305.4	297.6	318.1

Retail Banking	123.8	120.7	119.0	117.7	119.5
Corporate Banking	15.3	14.9	16.4	15.8	15.3
UK Banking	139.1	135.7	135.4	133.5	134.7
Corporate Centre	13.4	13.7	14.0	15.7	16.0
Customer liabilities	152.5	149.3	149.4	149.2	150.8
Medium-term funding	72.8	75.8	71.0	65.5	67.9
Other liabilities and equity	87.2	86.4	84.9	82.8	99.4
Total liabilities and equity	312.5	311.5	305.4	297.6	318.1

Ratios
Loan to deposit ratio (a)	129%	134%	133%	136%	132%
Loan to deposit ratio (incl. MTF) (b)	87%	88%	90%	94%	91%
Core Tier 1 Capital ratio	12.8%	12.2%	11.6%	11.4%	11.3%

Lending and Deposit Flows
	30-Sep-12	30-Jun-12	31-Mar-12	31-Dec-11	30-Sep-11
	£bn	£bn	£bn	£bn	£bn

Customer Net Lending
Retail Banking	(3.4)	(3.0)	(0.1)	0.6	0.3
Corporate Banking	0.3	0.7	(0.5)	1.9	1.4
UK Banking	(3.1)	(2.4)	(0.6)	2.4	1.7
Corporate Centre	(0.2)	(0.2)	(0.2)	(0.0)	0.1
Total	(3.3)	(2.5)	(0.9)	2.4	1.8

Customer Net Deposit Flows
Retail Banking	3.1	1.7	1.3	(1.8)	(1.7)
Corporate Banking	0.4	(1.4)	0.5	0.5	0.3
UK Banking	3.4	0.3	1.9	(1.2)	(1.5)
Corporate Centre	(0.2)	(0.4)	(1.6)	(0.4)	(1.1)
Total	3.2	(0.1)	0.2	(1.6)	(2.5)

a. Calculated as loans and advances to customers (excl. reverse repos) divided by deposits by customers (excl. repos).
b. Calculated as loans and advances to customers (excl. reverse repos) divided by the sum of deposits by customer (excl. repos) and medium term funding.

Appendix 1 – Quarterly Trends

Retail Banking	Three months ended
	30-Sep-12	30-Jun-12	31-Mar-12	31-Dec-11	30-Sep-11
	£bn	£bn	£bn	£bn	£bn

Business Volumes
Mortgage gross lending(a)	2.7	3.1	5.6	6.9	7.1
Mortgage net lending(a)	(3.3)	(2.9)	0.2	0.9	0.6
UPL gross lending	0.3	0.3	0.4	0.3	0.4
Retail deposit flows	3.1	1.7	1.3	(1.8)	(1.7)
Investment sales API	0.5	0.6	0.5	0.6	0.6

Residential retail mortgage loans	159.8	163.2	166.2	166.2	165.6
Unsecured personal loans	2.5	2.6	2.8	2.9	3.0
Total customer assets	168.8	172.2	175.3	175.4	174.8
Bank account deposits	14.4	13.3	12.6	12.0	12.0
Total customer liabilities	123.8	120.7	119.0	117.7	119.5

Bank account openings (000s)(b)	247	212	236	187	240
Credit card sales (000s)	132	181	175	138	130

Market share(c)
Mortgage gross lending	7.3%	9.0%	16.5%	18.4%	18.0%
Mortgage stock	13.3%	13.6%	13.9%	13.9%	13.9%
Bank account stock(b)	9.2%	9.2%	9.2%	9.1%	9.0%

Corporate Banking	Three months ended
	30-Sep-12	30-Jun-12	31-Mar-12	31-Dec-11	30-Sep-11
	£bn	£bn	£bn	£bn	£bn

Customer Balances
Total customer assets	19.4	19.1	18.5	18.9	17.1
Total customer liabilities	15.3	14.9	16.4	15.8	15.3

Corporate SME (d)
SME customer assets	10.2	9.8	9.4	9.1	8.5

a.  Includes Social Housing loans held within the Corporate Centre and Corporate Banking, to align with CML reporting.
b.  Bank account openings and market share include personal, corporate and private banking current accounts.
c.  Page 16, note 3.
d.  Corporate Banking SME excludes SME assets held within the Corporate Centre.

Appendix 1 – Quarterly Trends

Credit Performance	30-Sep-12	30-Jun-12	31-Mar-12	31-Dec-11	30-Sep-11

Mortgages
NPLs % of assets value	1.65%	1.57%	1.50%	1.46%	1.42%
PIPs % of assets volume	0.06%	0.06%	0.06%	0.06%	0.06%
Coverage	20%	20%	20%	20%	20%
New business LTV	62%	62%	66%	65%	65%
Stock LTV indexed	52%	53%	53%	52%	52%

CML - mortgages only (a)
NPLs % of assets volume	1.94%	1.94%	1.96%	2.00%	2.08%
PIPs % of assets	0.12%	0.12%	0.12%	0.12%	0.13%

Corporate lending (b)
NPLs % of assets value	4.79%	4.56%	4.48%	4.31%	4.54%
Coverage (c)	67%	44%	44%	41%	39%

Total Santander UK
NPLs % of assets value	2.14%	2.04%	1.96%	1.93%	1.92%
Coverage (c)	46%	39%	39%	39%	41%

a. As CML data at September 2012 is not available at time of publication, data at June 2012 included. See page 16, note 2.
b. Corporate lending consists of Corporate Banking and non-core legacy portfolios managed in the Corporate Centre.
c. Coverage ratios change at 30 September 2012 impacted by the provisions outlined on page 6.

Appendix 2 – Income Statement and Balance Sheet

The information contained in this Quarterly Management Statement, and other data set out in the Appendices, is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reports’.
The information contained in this Appendix has been prepared in accordance with Santander UK's previously stated accounting policies described in the 2011 Annual Report on Form 20-F.

Summarised Consolidated Income Statement and Selected Ratios
	Nine months ended 30 Sept. 2012	Nine months ended 30 Sept. 2011
	£m	£m
Net interest income	2,243	2,908
Non-interest income	1,682	982
Total operating income	3,925	3,890
Administrative expenses	(1,502)	(1,475)
Depreciation, amortisation and impairment	(182)	(207)
Total operating expenses excluding provisions and charges	(1,684)	(1,682)
Impairment losses on loans and advances	(850)	(412)
Provisions for other liabilities and charges	(293)	(737)
Total operating provisions and charges	(1,143)	(1,148)
Profit before tax	1,098	1,060
Taxation charge	(271)	(282)
Profit for the period	827	778

	30 Sept. 2012	30 Sept. 2011
Core Tier 1 capital ratio (%)	12.8%	11.3%
Total capital ratio (%)	19.1%	20.7%
Risk weighted assets (£bn)	76.4	75.5

Income Statement

A number of items impacted the financial results in the 9 months ended September 2012 and the 9 months ended September 2011.
▪  Capital Management Exercise (‘CME’)
In July 2012 Santander UK launched an offer to buy back certain debt capital instruments. Under current regulations these securities qualify as Total Capital but are excluded from Core Tier 1 Capital. Under the full Basel III they would be excluded from capital completely. The exercise completed on 16 July 2012. The net impact of the purchase and crystallisation of mark to market positions on associated derivatives resulted in a pre-tax gain of £705m in non-interest income.
▪  Non-core and legacy portfolio
In September 2012 a credit provision of £335m was made following a review and full re-assessment of the assets held in the non-core corporate portfolio and legacy assets in run-off. This provision relates to assets acquired from Alliance & Leicester (in particular loans held within the shipping portfolio) as well as certain assets taken on as part of the old Abbey Commercial Mortgages book. The amount of provision raised reflects increasing losses experienced in these portfolios.
▪  Conduct remediation
In September 2012 a provision of £232m was made in relation to remediation for historic customer conduct and in the light an evolving regulatory environment. As previously announced, the results for the year to date September 2011 were impacted by a customer remediation provision of £731m made in June 2011, relating principally related to payment protection insurance (‘PPI’). No additional provision relating to PPI has been required or made to date in 2012. In common with rest of the market, however, Santander UK has seen an increase in claims activity in the first 9 months of 2012 and will continue to monitor the provision required.
▪  Acquisition of The Royal Bank of Scotland businesses
In early October Santander UK notified The Royal Bank of Scotland Group (‘RBS’) that it was not willing to extend the deadline for satisfaction of the conditions necessary for it to complete on the transfer of the RBS business it had previously agreed to acquire. As a result, a provision of £52m has been made to reflect costs written off on the transaction.

Appendix 2 – Income Statement and Balance Sheet

Summarised Consolidated Balance Sheet

	30 Sep 2012	31 Dec 2011

Assets
Cash and balances at central banks	30,704	25,980
Trading assets	34,054	21,891
Derivative financial instruments	32,787	30,780
Financial assets designated at fair value	4,048	5,005
Loans and advances to banks	2,598	4,487
Loans and advances to customers	194,776	201,069
Available-for-sale securities	5,407	46
Loans and receivables securities	1,297	1,771
Macro hedge of interest rate risk	1,201	1,221
Property, plant and equipment	2,256	1,596
Retirement benefit assets	198	241
Tax, intangibles and other assets	3,184	3,487
Total assets	312,510	297,574
Liabilities
Deposits by banks	13,023	11,626
Deposits by customers	152,370	148,342
Derivative financial instruments	32,305	29,180
Trading liabilities	30,082	25,745
Financial liabilities designated at fair value	5,402	6,837
Debt securities in issue	58,246	52,651
Subordinated liabilities	3,855	6,499
Other liabilities	2,319	2,571
Provisions	925	970
Current tax liabilities	302	271
Retirement benefit obligations	36	216
Total liabilities	298,865	284,908
Equity
Shareholders' equity	13,645	12,666
Total equity	13,645	12,666
Total liabilities and equity	312,510	297,574

Additional information about Santander UK and Banco Santander
Santander UK is a subsidiary of Banco Santander (SAN.MC, STD.N Banco Santander (SAN.MC, STD.N, BNC.LN) is a retail and commercial bank, based in Spain, with a presence in 10 main markets. Santander is the largest bank in the euro zone. Founded in 1857, Santander had EUR 1.418 trillion in managed funds, 102 million customers, 14,569 branches – more than any other international bank – and 187,000 employees at the close of June 2012. It is the largest financial group in Spain and Latin America. Furthermore, it has significant positions in the United Kingdom, Portugal, Germany, Poland and the U.S. northeast. Santander Consumer Finance operates in the Group’s core markets as well as in the Nordic region.
Santander UK is a leading financial services provider in the UK and offers a wide range of personal and commercial financial products and services. With 1,263 branches (including agencies), 35 regional business centres and 25,000 employees (on a group basis), Santander UK serves more than 25 million customers at 30 September 2012.
Banco Santander has a standard listing of its ordinary shares on the London Stock Exchange and Santander UK continues to have its preference shares listed on the London Stock Exchange. Nothing in this announcement constitutes or should be construed as constituting a profit forecast.
Further information about Santander UK is available at the group’s website: www.aboutsantander.co.uk.

Disclaimer
Santander UK and Banco Santander both caution that this announcement may contain forward-looking statements. Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, contain a safe harbour for forward-looking statements on which we rely in making such statements in documents filed with the U.S. Securities and Exchange Commission (‘SEC’). Such forward-looking statements are found in various places throughout this press release. Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and other similar expressions are intended to identify forward looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward looking statements are based on management’s current expectations, estimates and projections and both Santander UK and Banco Santander caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. Factors that may affect Santander UK’s operations are described under ‘Risk Factors’ in Santander UK’s Annual Report and Accounts on Form 20-F for 2011. A more detailed cautionary statement is also given on page 6 of Santander UK’s Annual Report and Accounts on Form 20-F for 2011. When relying on forward-looking statements to make decisions with respect to Santander UK or Banco Santander, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year.

This announcement is not a form of statutory accounts.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 25 October 2012	By / s / Jessica Petrie (Authorised Signatory)